RedBall Acquisition Corp.

667 Madison Avenue

New York, New York 10065

May 3, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Blaise Rhodes Angela Lumley Katherine Bagley Dietrich King

Re:	RedBall Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed on April 15, 2022 File No. 333-260610

Ladies and Gentlemen:

This letter sets forth the responses of RedBall Acquisition Corp. (“RedBall,” “we,” “us,” or “our”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 28, 2022 (the “Comment Letter”) with respect to the Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 2”) filed by RedBall on April 15, 2022.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Amendment No. 3 to Registration Statement on Form S-4 filed on April 15, 2022

Backstop Agreement, page 230

1.

You disclose that the Sponsor entered into a Backstop Agreement with you, pursuant to which the Sponsor agreed to purchase up to $65 million in shares of New SeatGeek common stock, to backstop certain redemptions by your shareholders. You also disclose throughout your filing that the parties can waive the minimum cash conditions, including in circumstances under which the Backstop Agreement is not funded. In an appropriate place in your filing, please clarify the circumstances under which the Backstop Agreement would not be funded, and clarify whether this is a binding agreement on your Sponsor.

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages 12, 29, 62, 127, 231 and 298 of Amendment No. 4.

Working Capital Loans, page 298

2.

You disclose that you entered into the Sponsor Working Capital Loan and promissory note. Please disclose the amount of the loan and promissory note, update your Liquidity and Capital Resources disclosure to include a discussion of the loan and promissory note, and file the same as exhibits to your registration statement. Alternatively, please tell us why you believe you are not required to file the loan and promissory note. See Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages 229 and 299, and Exhibit 10.16 of Amendment No. 4.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 4 to our counsel, John M. Bibona of Fried, Frank, Harris, Shriver & Jacobson LLP, at (212) 859-8539.

Very truly yours,

/s/ Alec Scheiner
Name: Alec Scheiner
Title: Chief Executive Officer

cc:	Randi Lally, Fried, Frank, Harris, Shriver & Jacobson LLP

Roy Tannenbaum, Fried, Frank, Harris, Shriver & Jacobson LLP

Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP

John M. Bibona, Fried, Frank, Harris, Shriver & Jacobson LLP

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